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[KATZ MEDIA LETTERHEAD]
                                 July 18, 1997

Dear Stockholder:

     On behalf of the Board of Directors of Katz Media Group, Inc., I am pleased to inform you that on July 14, 1997 Katz Media Group, Inc. entered into a Merger Agreement with Evergreen Media Corporation, Chancellor Broadcasting Company (collectively, the "Parents") and Morris Acquisition Corporation, a jointly owned subsidiary of Parents ("Purchaser"), pursuant to which Purchaser has commenced today a tender offer to purchase all of the outstanding shares (the "Shares") of Katz Media Group, Inc.'s common stock at $11.00 per share in cash (the "Offer"). The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997.

     Following the successful completion of the Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into Katz Media Group, Inc. (the "Merger"), and all Shares not purchased pursuant to the Offer will be converted into the right to receive in cash $11.00 per share or such higher price as may be offered pursuant to the Offer, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF KATZ MEDIA GROUP, INC. STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KATZ MEDIA GROUP, INC. STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF KATZ MEDIA GROUP, INC. COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board considered the opinion of Credit Suisse First Boston Corporation ("CSFB"), that the consideration of $11.00 per share to be received by the stockholders of the Company pursuant to the Offer and Merger is fair, from a financial point of view, to such stockholders. The enclosed Schedule 14D-9 describes the Board's decision and contains other important financial information relating to that decision. I urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9 and Credit Suisse First Boston fairness opinion, is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering the Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I, personally, along with the entire Board of Directors, management and employees of Katz Media Group, Inc. thank you for the support you have given Katz Media Group, Inc.

                                            Sincerely,

                                            /s/ THOMAS F. OLSON
                                            Thomas F. Olson
                                            President, Chief Executive Officer
                                            and Director